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Co-Founder, CaryRx

Washington D.C. Metro Area

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CaryRx

University of Maryland - Robert H. Smith School of...

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Excellent event showcasing top startups in the region. We were excited to present and prove that CaryRx pharmacy is the future of on-demand prescription delivery.

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Experience

CaryRx

Co-Founder, Head of Growth

CaryRx

Jun 2017 – Present · 1 yr 6 mos

Washington D.C. Metro Area

Avido Mobile Accessories

Founder and CEO

Avido Mobile Accessories

Jan 2014 – Present · 4 yrs 11 mos

Washington D.C. Metro Area

• Avido develops OEM and ODM consumer electronic products for sale in the worldwide market
• 2017 CES Innovation Award Honoree for Portable Power (Avido WiBa - 100% Wireless Power Bank)
• Owner of trademark application Ser. No. 86/748,830 and 86/490,504

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Co-Founder



Pinser

Jan 2015 – Present · 3 yrs 11 mos

• Co-owner of trademark application Ser. No. 86/709,090



Business Development Manager

NeurExpand Brain Center LLC

Jan 2013 – Apr 2015 · 2 yrs 4 mos
Columbia, MD

Worked directly with Chief Executive Officer, Chief Financial Officer, and Director of Operations in all aspects of business development
• Led company marketing including TV campaigns, print advertisements, social media, and trade shows... See more



Marketing Manager

RichardSolo

Jun 2012 – Sep 2012 · 4 mos
San Rafael, CA

• Worked directly with Mr. Richard Thalheimer, founder and former CEO of The Sharper Image
• Assisted in marketing, social media, buying, product development and sales
• Co-created RichardSolo Mobile Power Case, introduced November 2012 and featured in United Hemispheres, Amtrak Arrive, AirTran GO Magazine, and more

Education




University of Maryland - Robert H. Smith School of Business

Bachelor's degree, Business Administration and Management, General

2009 – 2013



